UBS Eucalyptus Fund, LLC
ITEM 77(o) 10f-3 Transactions

Security: Vertex Pharmaceuticals, Inc. [VRTX]
Date of Purchase: 6/7/2005
Price: $13
Shares Purchased: 414,000
Purchased From: Merrill Lynch
Aggregate amount of offering: 11,750,000
% of total purchased: 3.52%